U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person
     Johnson        William           L.
     (Last)         (First)        (Middle)

     2645 Whitney Place
                    (Street)

     Fort Gratiot   Michigan       48059
     (City)         (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     Southeastern Michigan Gas Enterprises, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year
     February 1997


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                       [ ] 10% Owner
     [X] Officer (give title below)     [ ] Other (specify below)

                      President and Chief Executive Officer
                      -------------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at            Direct            Bene-
                      (Month/         8)                      (A)                   End of              (D) or            ficial
                       Day/        ----------                  or                   Month               Indirect          Owner-
                       Year)       Code    V       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----   ---     --------    ---    -------     ------------------  ----------------  -------------
Common Stock       02/20/97         P             1,000        A     $20.75      Next Line                D
Common Stock       02/21/97         P             1,000        A     $20.75      Next Line                D
Common Stock       02/24/97         P             1,000        A     $20.75      Next Line                D
Common Stock       02/26/97         P             1,000        A     $20.75      Next Line                D
Common Stock       02/27/97         P             1,000        A     $20.75      5,000                    D

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                6.               7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-  Date Exer-       Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities  cisable and      Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or   Expiration       Underlying      Deriv-    ative     Form      direct
Security   Price of  (Month/   8)         Disposed of (D)   Date             Securities      ative     Secur-    of De-    Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,     (Month/Day/      (Instr. 3       Secur-    ities     rivative  ficial
3)         ative     Year)                and 5)            Year)            and 4)          ity       Bene-     Secu-     Own-
           Security            ---------- ----------------- ---------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                            Date                      or               of        Indi-
                                                            Exer-    Expir-           Number           Month     rect (I)
                                                            cis-     ation   Title    of               (Instr.   (Instr.
                               Code   V      (A)      (D)   able     Date             Shares           4)        4)
---------- --------- --------- ----- ---- --------  ------- -------- ------- -------- ------ --------- --------- --------- --------
Non-       $18.875   Jan. 3,   J<F1>      30,000            Jan. 3,  Jan. 2, Common   30,000   0       45,000       D
Qualified            1997<F1>                               2000<F1> 2007    Stock
Stock
Option

<F1>
Grant to reporting person of non-qualified stock option to buy 30,000 shares of common stock exercisable in full on January 3, 2000, three years after the date of grant. The option agreement for this grant was executed as of February 26, 1997.

Explanation of Responses:
See footnote above.
                                   William L. Johnson       March 5, 1997
                                   -----------------------  ----------------
                                   **Signature of                Date
                                     Reporting Person
**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).